UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

(Commission File No. 1 - 13522)

CHINA YUCHAI INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE:

This Amendment No. 1 on Form 6-K is furnished by China Yuchai International (the “Company”) to clarify that the Company’s Notice of Annual General Meeting referred to in the Company’s Form 6-K furnished on July 8, 2025, was issued by the Company on June 10, 2025.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 8, 2025 – Results of Annual General Meeting Held on July 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Yuchai International Limited
(Registrant)

By:	/s/ HOH Weng Ming
Name:	HOH Weng Ming
Title:	President and Director

Date: July 22, 2025